WILLIAMS LAW GROUP, P.A.
                               2503 W. Gardner Ct.
                                 Tampa FL 33611
                               Phone: 813-831-9348
                                Fax: 813-832-5284
                         e-mail: wmslaw@tampabay.rr.com

January 6, 2006

Ms. Maryse Mills-Apenteng
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

      Re: Stock Market Solutions, Inc.
          Schedule 14A/Amendment 4

Dear Ms. Mills-Apenteng:

We have enclosed the above Amendment.

Responses to comment letter dated December 9, 2005 are as follows:

General

      1. Update the financial statements in accordance with Item 310(g) of Regulation S-B.

      Updated.

Summary Term Sheet, page 4

      2. The summary term sheet should be significantly expanded to present in a clear and Logical order art overview all material matters relating to the proposed transaction. See instruction 2 to Item 1001 of Regulation M-A. This logical flow should be reflected in the table of contents and in the body of the proxy statement. Information that should be included in the summary term sheet in the context of this transaction include a brief description of the parties to the transaction, the reasons for the merger, the relationship between the merger and the reverse split proposal, the interests of SMS management in the merger, the number of votes already committed in favor of the reverse split proposal as well as the accounting and federal income tax treatment of the transaction. Each of these brief, bulleted discussions must cross-reference a more detailed discussion contained in the proxy statement. See Item 1001 of Regulation M-A. In revising the summary, ensure that the questions and answers section does not unnecessarily duplicate the disclosure in the summary term sheet.

      Summary Term Sheet revised.

Notice to Stockholders. page 8

      3. Please see prior comment 11. We note that in revising the notice to stockholders you have eliminated all references to the merger transaction. Please revise so that the notice briefly informs stockholders about the merger and the reason for the reverse stock split.

      Notice revised.

Table of Contents, page 9

      4. Please see prior comment 12. Consider including a separate line item in the table of contents identifying where in the body of the proxy statement you discuss the reasons for engaging in the transaction. See Item 1004(a)(2)(iii). Revise the summary term sheet or Q&A to specifically address the reasons for the merger.

      Separate line items included.

Reverse Stock Split, page 13

      5. See prior comment 13. Revise the table to eliminate the second of the two duplicative entries in the table that read: total current issued and outstanding shares of SMS.

      Table revised.

      6. See prior comment 14. We did not find the disclosure you referenced on page 43. We did note revised disclosure on page 31 stating that the number of shares issued in the transaction was determined "based upon discussions between the parties as to the relative value that each company brought to a combined entity and what would be fair to the shareholders of each company." Please expand the disclosure to discuss how the parties came to agree on the final ratio. Were other ratios initially discussed and, if so, who proposed the initial term? The disclosure should address how the terms of the transaction were negotiated.

      We have revised the disclosures as requested.

      7. Please revise the sentence on page 13 that starts "Aside from the merger with TXP and TXP's agreements with Cornell Capital, SMS has no current plans..." to replace it with appropriate disclosure that the combined company does have plans to issue additional shares that will be authorized and unreserved. The use of the "aside from..." qualifier is not appropriate in this case because of the magnitude of the shares you will issue pursuant to the merger and that you may issue pursuant to TXP's agreements with Cornell Capital.

      Second full paragraph under table in this section revised as requested.

      8. In addition, please tell us whether SMS continues to have an equity line and convertible debentures with Cornell Capital. If so, please tell us why these are not disclosed in this section as additional arrangements pursuant to which the combined company may issue additional shares of authorized common stock. With respect to the equity line between SMS and Cornell Capital, we note your disclosure on page 38 that no amount is available after closing of the merger. Please clarify the meaning of this statement. Do you intend to terminate this equity line after the merger?

      Yes.

      If so, do you intend to de-register the shares underlying the equity line, which shares were registered on Form SB-2, file no. 333-116815?

      Yes.

      9. Because this is the first time you reference "TXP's agreements with Cornell Capital," please briefly describe these agreements. Please disclose here that the combined company will assume the obligations of TXP under TXP's agreements with Cornell. Please ensure that you briefly discuss all material terms, such as the dollar amounts of the equity line and convertible debentures and the amount of common stock of the combined company that may be issued, based on the trading price of the SMS stock as of a recent date.

      We have provided the disclosures requested and referenced the full discussion of all material terms in the Management's Discussion and Analysis section so that it is not repetitive.

      10. Please discuss the basis for management's belief, as stated on page 13, that the merger with TXP coupled with the reverse split would have the effect of increasing the trading price of SMS's common shares.

      Language eliminated and revised in new section called "Reasons for the Merger."

      In your discussion, address the fact that you will be issuing a substantial amount of shares in connection with the merger.

      Disclosed in second paragraph under chart in "Proposal - Reverse Stock Split."

      Please disclose the trading price of the SMS common shares as of a recent date and the trading volume as of a recent period.

      Price and volume disclosed in new section called "Reasons for the Merger."

Anti-Takeover Effects of Provisions of our Articles of Incorporation, page 14

      11. Please revise this section in its entirety to disclose the anti-takeover effects of the proposal and the merger and to discuss these effects. We object to the qualifier "except for..." because of the substantial number of shares that you will issue to TXP shareholders, and because this proposed reverse split was in fact in response to an effort by TXP to obtain control of SMS. Please disclose in this section that after the merger, of the 100 million shares of SMS common stock authorized for issuance, over 89 million shares will be issued to the 17 current shareholders of TXP, for a total of over 94 million shares to be issued and outstanding. As such, the combined company will only have less than 6 million shares of common stock available for issuance. Please disclose that any third party attempting a takeover of the combined company may face substantial difficulty because they will be required to obtain shares from the combined company's majority shareholder, Michael Shores, who is the current majority shareholder of TXP.

      Disclosure revised as requested.

      12. Please explain what you mean by the statement "an increase in authorized shares under TXP's agreements with Cornell Capital following the merger, as discussed above." Do you intend to increase the number of authorized shares of common stock of SMS or of the combined company beyond the current 100 million? Please advise.

      We have revised the disclosure to state that TXP expects to increase the number of authorized shares of the combined company beyond the current 100,000,000.

Risk Factors Associated with TXP, page 22

      13. We note that the risks described in the risk factors starting on page 28 with "TXP's stockholders may experience significant dilution..." and ending on page 30 will also affect the combined company since the combined company intends to continue the obligations of TXP after the merger. In the interest of clearer disclosure, please provide on page 28 a subheading such as "Risk Factors for the Combined Company after the Merger."

      We have provided the requested subheading.

      14. Please see prior comment 18. We note the revised disclosure on pages 28-29 including your statement that none of the TXP shares owned by Cornell Capital have been registered to date. However, we were unable to locate information regarding the amount of securities that have been issued by Texas Prototypes to Cornell Capital under the agreement to date. Please advise or revise.

      We have amended the disclosure to make clear that Cornell Capital does not own any shares of TXP that had been registered. At this point Cornell Capital has not converted any of the debt owed by TXP into TXP shares pursuant to the terms of the convertible debentures.

      15. We note the revised disclosure on pages 29-30 stating that in conjunction with the Cornell Capital Standby Equity Distribution Agreement, TXP issued a $400,000 compensation debenture to Cornell Capital that has a conversion rate based in part on fluctuating market prices. We also note the $1.4 million in convertible debentures that Cornell holds as a result of the August 2004 transaction between TXP, Cornell and Mobilepro. Where an investor under the equity line also holds convertible securities that have a fluctuating conversion price, the investor can, through conversion and sales into the market, affect the terms on which it will purchase the shares underlying the equity line. As such, please be advised that we will not allow for registration of an equity line where the investor in the equity line concurrently holds convertible securities that are tied to the market price of the company's common stock, such as convertible debentures.

      We have made changes to the proxy statement to make clear that the SEC will not allow for registration of an equity line where the investor and the equity line concurrently holds convertible securities tied to the market price of the company's common stock. We have added a separate risk factor in this regard and have added a statement to this effect in the MD&A for TXP.

      16. Please revise the disclosure throughout the proxy statement relating to the convertible debenture: held by Cornell. Discuss the impact that your inability to register both the Standby Equity Distribution Agreement and the convertible debenture agreement would have on TXP.

      We have amended the proxy statement to discuss the impact of TXP's ability to register both the SEDA and convertible debenture. A separate risk factor has addressed this issue.

Past Contacts. Transactions or Negotiations, page 32

      17. Please see prior comment 22. Given the multi-layered agreements Cornell has and has had with both TXP and SMS, please include a separate section in the proxy statement summarizing the various financing transactions in tabular form. Indicate for each transaction whether the obligations under the financing agreements will survive the merger.

      We have amended the proxy statement to add the tabular presentation of the various Cornell financing transactions for the combined company. (post-merger)

      18. Please see prior comment 23.. You state at the end of the first paragraph under the heading Past Contacts, Transactions or Negotiations, that the parties discussed the principal terms of a proposed merger. Please disclose the principal economic terms that were discussed in the initial meeting. In the subsequent paragraph you state that "the discussions continued ... regarding the terms of the proposed merger." Were the terms discussed different from the terms initially proposed? Similarly discuss the terms that were memorialized in the letter of intent and again in the draft agreement and plan of merger to the extent that the terms were modified. The section should describe the content of the negotiations in material terms and how the terms were modified over the course of the negotiations, and should not merely reference the dates and locations of, and persons in attendance at such meetings.

      We have amended the proxy statement to address the requested disclosures.

      19. With respect to each event, meeting, or date referred to in this section, please disclose whether a representative of Cornell was present and the extent of that representative's involvement in the negotiations and deliberations.

      We have amended the proxy statement to address the requested disclosures.

      20. Please see prior comment 25. Please revise the background to the merger discussion under the heading you have titled Past Contacts, Transactions or Negotiations to discuss how the exchange of the existing Livermore-based business in exchange for the elimination of a $150,000 obligation owed to Mr. Smitten arose during the merger negotiations. Because this exchange forms part of the merger agreement, it should be discussed in the context of the negotiation process.

      We have amended the proxy statement to address the requested disclosures.

      21. Please see prior comment 26. The two sections titled Terms of the Transaction (page 31) and Terms of the Merger Agreement (page 33) appear to be duplicative. Consider collapsing these two sections into one or otherwise revising the proxy statement to eliminate redundant disclosure. Please relocate the entire combined section so that it immediately precedes the section titled "Parties Involved in the Proposed Merger," starting on page 18.

      We have combined the two sections and placed them where requested in this comment.

Conditions to the Merger, page 35

      22. Please see prior comment 27. It appears from the current outstanding liabilities you identify that you may have more than $10,000 in liabilities at closing other than the $150,000 allowable owed to Mr. Smitten and the $240,000 owed to Cornell. Please clarify the disclosure to state clearly your total liabilities outstanding as of the most recent practicable date and to discuss, to the extent they exceed the closing condition cap on liabilities, your ability to meet that closing condition. Any waivers of debt obligations should also be discussed here.

      The proxy statement has been amended to respond to this comment.

Management's Discussion arid Analysis of TXP, page 40

      23. Please see prior comment 30. While we note that significant changes were made to the disclosure in Management's Discussion and Analysis, we specifically note that the example of the type of problematic disclosure referenced in our prior comment remains almost unchanged on page 50. Please revise that disclosure to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to selling, General and Administrative Expenses. See page 50.

      The proxy statement has been amended to respond to this comment.

Unaudited Pro Forma Combined Financial Statements, page P-1

      24. We note your response to prior comment No. 3. Confirm that none of the selling, general & administrative expenses incurred by Stock Market Solutions will continue under the new combined company. Specifically, confirm to us that no employees from Stock Market Solutions will be employed by Texas Prototypes. If some employees will be employed, the full adjustment does not appear proper. In addition, the pro forma adjustment number reference for selling, general & administrative expense is not correct (i.e., should be (10)).

      TXP is confirming that none of SMKT SG&A expense will continue under the new combined company. TXP is confirming that none of the Employees will be employed under the combined company. TXP has corrected the references number references for the adjustments.

      25. Explain how you determined the beneficial conversion expense for each charge recorded. Be advised that the charge should be recognized ratably over the term of the instrument. See Issue 6 of EITF 00-27. Provide us with your analysis for each convertible instrument and explain how you applied EITF 00-27 and 98-5.

      See response 28. We have now determined that conversion feature on all of our convertibles instruments are embedded derivatives (once public) and will be accounted under the provisions of SFAS 133. Accounting and disclosure in the attached pro-formas.

Texas Prototypes, Inc. Financial Statements for the years ended December 31, 2004 and 2003

Note 1-Summary of Significant Accounting Policies

Revenue Recognition, page A-7

      26. We note your response prior comment No. 4. The revised revenue recognition policy for material supply management services indicates that revenue is recognized when the products have been received and inventoried. Tell us how you considered the guidance in SAB Topic 13(3)(a). That is, indicate why you do not recognize revenue upon delivery.

      We believe we have demonstrated that in our turn-key solution, a multiple revenue arrangement, that each arrangement should be divided into separate units of accounting (see our prior response to comment 5). EITF 00-21 states that "The timing of revenue recognition for a given unit of accounting will depend on the nature of the deliverable(s) composing that unit of accounting (and the corresponding revenue recognition convention) and whether the general conditions for revenue recognition have been met." Therefore, and separately from the other arrangements, we need to evaluate each separable unit on a stand alone basis in accordance with SAB 104 and the following criteria need to be met prior to recognizing revenue for Material Supply Chain Services:

            1) Persuasive evidence of an arrangement exists
            2) Delivery has occurred or services have been rendered
            3) The seller's price to the buyer is fixed or determinable
            4) Collectibility is reasonably assured

            Criteria 1, 3, and 4 are relatively easy to validate as P.O.'s are received from the customer prior to any project providing evidence of arrangement and our pricing. We also analyze collectiblilty during our underwriting process and historical performance of the customer.

            Criteria 2 states that delivery shall have occurred or services been rendered. Specific to Material Management Services, we recognize revenue once we have located, negotiated, procured, and inventoried the material. Once this has occurred, we have performed the service requested by the customer and we believe the earnings process for this unit of accounting is complete. Delivery of the material to TXP was effectively designated by the customer as logistically and economically it is not sensible to have TXP receive the materials, deliver them to customer only to have them ship the materials back to us .

Note 6-Standby Faulty Distribution Agreement. page A-10

      27. We note your response prior comment No. 7. Confirm to us that only the issuer can exercise the conversion option on these convertible notes. Further, tell us how you will comply with the measurement requirements under paragraph 20 to 24 of SFAS 150. We may have further comments.

      a)TXP is confirming that only the issuer can exercise the conversion option on this convertible note. Excerpt from Note Payable "The amount of each payment shall be Forty Thousand Dollars ($40,000) and, at the Borrower's option, shall be paid in cash or in common stock, par value $0.001 per share of Texas Prototypes, Inc. ("Common Stock"), which shall be registered for resale and valued at the volume weighted average price of the Common Stock on The National Association of Securities Dealers Inc.'s Over-the-Counter Bulletin Board, Nasdaq SmallCap Market or American Stock Exchange, as quoted by Bloomberg, LP, for the five (5) trading days immediately preceding the date the payment is due and payable, provided however, that in no event shall the Borrower be entitled to choose to pay in Common Stock a number of shares which, upon giving effect to such payment, would cause the aggregate number of shares of Common Stock beneficially owned by the Lender and its affiliates to exceed 4.99% of the outstanding shares of the Common Stock following such payment.

      b) We will comply with the measurement requirements under paragraphs 20 to 24 of SFAS 150 or more specifically paragraph 20. The debt will be recognized at its fair value. We follow the example A19 in SFAS 150 Appendix A: Implementation Guidance. Some share-settled obligations of this kind require that the variable number of shares to be issued be based on an average market price for the shares over a stated period of time, such as the average over the last 30 days prior to settlement, instead of the fair value of the issuer's equity shares on the date of settlement. Thus, if the average market price differs from the share price on the date of settlement, the monetary value of the obligation is not entirely fixed at inception and is based, in small part, on variations in the fair value of the issuer's equity shares. Although the monetary amount of the obligation at settlement may differ from the initial monetary value because it is tied to the change in fair value of the issuer's equity shares over the last 30 days prior to settlement, the monetary value of the obligation is predominantly based on a fixed monetary amount known at inception. The obligation is classified as a liability under paragraph 12(a) of this Statement. Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability and no gain or loss is recognized for the difference between the average and the ending market price.

Note 7-Convertible Debentures, page A-11

      28. In your response to prior comment No. 10 you state that the written option is not considered a derivative under paragraph 11(a) of SFAS 133 and should not be separated from the host contract. Please note that the determination of whether a derivative exists is evaluated using paragraphs 6 and 12 of SFAS 133. The next step would be to determine whether that derivative is within the scope of SFAS 133. Paragraph 11(a) provides an exception for equity instruments. However, in order to determine whether the derivative is an equity instrument one needs to use paragraphs 12 to 32 of EITF 00-19. If based on your analysis of EITF 00-19 the derivative is deemed a liability, it would be with the scope of SFAS 133. If the analysis concludes that the derivative is an equity instrument, it would meet the scope exception of SFAS 133 paragraph 11(a). However, since you are currently a private company, the conversions feature may not meet the definition of a derivative since the underlying shares of common stock are not readily convertible to cash (see paragraph 61(k) of SFAS 133). Therefore, once the company becomes public, you will have to perform this analysis and reassess your conclusion at each reporting period.

      We have performed the analysis recommended and now conclude that an embedded derivative will in fact exist once the merger is consummated. TXP will account for this as prescribed under SFAS 133. TXP has updated the included pro-formas to reflect the appropriate accounting.

Stock Market Solutions, Inc.

Form 10-KSB for the year ended December 31, 2004

Note 4-Standby Equity Distribution Agreement, page F-10

      29. We note your response prior comment No. 13. Tell us how you considered whether the conversion right in the convertible debentures represents an embedded derivative. That is, any embedded derivative instrument must first be analyzed under paragraph 12 of SFAS No. 133 to determine whether the instrument should be separated from the host contract. If the instrument meets the definition of an embedded derivative, that derivative must be analyzed to determine whether it is an equity instrument or a liability. This analysis is necessary to determine whether instrument satisfy the scope exception in paragraph 11 of SFAS 133. In this regard, the embedded derivative instrument must be evaluated using EITF 00-19 paragraphs 12 to 32 to determine whether that instrument would be classified in the stockholders equity (i.e., an equity instrument). If the instrument is deemed a liability, the instrument will be subject to SFAS 133 and it would be recorded at fair value. See paragraph 66 of EITF 00-19.

      The Company reviewed SFAS 133 paragraph 12 and noted that all three criteria were met to separate the embedded conversion feature as a freestanding instrument since criteria (C) is met through meeting criteria
      (a) through (c) of paragraph 12. Paragraph 9 (c) is met allowing paragraph 6(c) to be met. The Company then reviewed the terms of the debenture noting the conversion rate was at 97% of a future market price and therefore did not qualify as conventional debt under paragraph 4 of EITF 00-19. Therefore management reviewed the criteria for equity classification under paragraphs 12 to 32 and noted it did not meet significant authorized and unissued shares criteria due to the 97% feature and the registration rights agreement also caused failure under the provisions of the EITF 00-19. Therefore, the Company will restate its December 31, 2004 financial statements to record the derivative at fair value and the related debt discount and amortization and remove the prior recording of beneficial conversion value and related amortization. The March 31, 2005, June 30, 2005 and September 30, 2005 10-QSBs will also be amended accordingly.

      30. Your response to prior comment No. 14 states that you reviewed DIG B38 and B39 in evaluating the borrower's option to redeem the note. The disclosure only suggests that the company can redeem the note and does not reference the holder. Further, provide us with your analysis of DIG B16 and how you concluded that it is clearly and closely related.

      The Company is the borrower and can redeem the note. The note holder does not have the option to redeem and therefore this is not discussed in the footnote. Under DIG B16 "Background" it states put and call options that can accelerate repayment of principal are considered to be clearly and closely related unless there is a substantial premium AND the put or call is contingently exercisable. We advise that as disclosed the call option is immediately exercisable and not subject to any contingent event and the premium is not considered substantial. Therefore under paragraph 12 of SFAS 133, the call option is not a derivative. We also followed the 4 step analysis under B16 and determined the call option is not a derivative.

Thank you for your consideration.

                                            Sincerely,


                                            Michael T. Williams, Esq.